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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14(F) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                                (AMENDMENT NO. 2)


                             COMSHARE, INCORPORATED
                            (Name of Subject Company)


                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    205912108
                      (CUSIP Number of Class of Securities)

                               Brian J. Jarzynski
          Senior Vice President, Chief Financial Officer and Treasurer
                             Comshare, Incorporated
                              555 Briarwood Circle
                            Ann Arbor, Michigan 48108
                                 (734) 994-4800

    (Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with copies to:

                             Thomas S. Vaughn, Esq.
                               Dykema Gossett PLLC
                             400 Renaissance Center
                             Detroit, Michigan 48243
                                 (313) 568-6800





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         This Amendment No. 2 to Schedule 14F-1 amends and supplements the
Information Statement on Schedule 14F-1 initially filed with the Securities and Exchange Commission on July 18, 2003, as amended by Amendment No. 1 to the
Schedule 14F-1 filed with the Securities and Exchange Commission on July 18, 2003, by Comshare, Incorporated (the "Company"), a Michigan corporation, relating to the tender offer made by Conductor Acquisition Corp., (the "Purchaser") a Michigan corporation and an indirect wholly owned subsidiary of Geac Computer Corporation Limited, a corporation governed by the Canada Business Corporations Act, ("Geac"), as set forth in a Tender Offer Statement filed by Purchaser on Schedule TO, dated July 1, 2003, for all of the outstanding common stock of Comshare, including the Series A Preferred Stock purchase rights associated thereto, at a price of $4.60 net per share, upon the terms and subject to the conditions set forth in the Schedule TO.

         Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Company's Schedule 14D-9 filed with the Securities and Exchange Commission on July 1, 2003, or the Offer to Purchase. The Schedule 14F-1 is hereby amended and supplemented as follows:

ANNEX B.  INFORMATION STATEMENT.

         (1) The following is added at the end of footnote (1) under "Stock Ownership of Certain Beneficial Owners and Management -- Principal Shareholders":


         "Benson Associates, LLC ("Benson") is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Persons other than Benson have the right to receive dividends from or the proceeds of the sale of the Company's Common Stock held by Benson, no one of which holds such rights to receive proceeds or dividends with respect to more than 5% of the outstanding shares of the Company's Common Stock. Benson disclaims beneficial ownership of the Common Stock reported in the table as beneficially owned by it."






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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  COMSHARE, INCORPORATED


                                  By:   /s/ Brian J. Jarzynski
                                        ----------------------
                                        Brian J. Jarzynski
                                        Senior Vice President, Chief Financial
                                        Officer and Treasurer

Dated:  July 28, 2003